Minerals Technologies Inc.
622 Third Avenue
38th Floor
New York, NY 10017-6707

November 1, 2013

Terence O'Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:            Minerals Technologies Inc.
Form 10-K
Filed February 22, 2013
File No. 1-11430

Dear Mr. O'Brien:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated October 18, 2013 regarding the Company's Form 10-K for the year ended December 31, 2012, File No. 1-11430.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the year ended December 31, 2012

Raw Materials, page 6

1.    We note your statement that the lime used in your business is readily available from numerous sources, including your Adams facility. Please advise as to why no discussion is given regarding your other lime producing facilities.

We only have two facilities that produce lime – our Adams, Massachusetts facility and our Lifford, UK facility.  Most of the lime produced at our Adams, Massachusetts facility is consumed in the production of Specialty PCC at the plant. We supply some quantities of lime to third parties that are in close proximity to the plant. We also could supply small quantities of lime to certain of our PCC satellite facilities that are in close geographic proximity to the plant. Lime used in production of PCC at our PCC satellite plants is usually purchased under long-term supply contracts from unaffiliated suppliers located near our satellite plants due to more favorable logistics costs and is readily available from numerous sources. All of the lime produced at our Lifford, UK facility is consumed in the production of Specialty PCC at the plant. In future filings, we will enhance our disclosure to discuss the use of lime in the production of Specialty PCC at our Adams, Massachusetts and Lifford, UK facility and to clarify the sourcing of lime for our PCC satellite plants.

2.	Please provide a more fulsome discussion of the sources and availability of your raw materials, including what portion of your magnesia requirements are sourced from China, and what your alternative sources are. Please see comment 3 of our letter dated December 1, 2010, and Item 101(c)(1)(iii) of Regulation S-K.

Our disclosure discusses the sources and availability of all raw materials that are material to our business.  Over the last five years the portion of our magnesia requirements purchased from China averaged approximately 45%. We procure the majority of our magnesia from other locations, including Brazil, Turkey, United States, Netherlands, Russia and Japan.  The amount sourced from China and other locations can vary from year to year depending upon price and availability from each source. In future filings, we will enhance our disclosure to such effect.  We believe that the discussion of the sources and availability of our other raw materials – in particular, lime, carbon dioxide, and alumina – discloses all material information.

Risk Factors, page 8

3.	We note that the first paragraph under this heading states that the "significant risks" facing your business include those listed in your Risk Factors and may include additional risks not known to you. We also note your statement on page 22 to the effect that "significant factors affecting [your] expectations and forecasts are set forth under… Risk Factors." Please revise to state that you are disclosing all material risks. Please see comment two of our letter dated June 29, 2009, and comment 6 of our letter dated December 1, 2010.

In future filings, we will revise the first paragraph under Risk Factors to read as follows:

Our business faces significant risks. Set forth below are all risks that we believe are material at this time.  Our business, financial condition and results of operations could be materially adversely affected by any of these risks.  These risks should be read in conjunction with the other information in this Annual Report on Form 10-K.

4.	We note the information on page 23 regarding year-on-year developments in the industries you serve, and consolidations and rationalizations in the paper and steel industries. Please provide fulsome discussions of these trends and the risks they present in future filings. Please also ensure that in future filings all material risks listed elsewhere in the document are discussed in the risk factor section.

We recognize that we must disclose within Management's Discussion and Analysis of Financial Condition and Results of Operations the trends and uncertainties presently known to us that are reasonably likely to have a material effect on our liquidity, financial condition or results of operations, and have attempted to summarize within the Executive Summary section of the MD&A trends and uncertainties that present such risks and challenges to us.  We have also provided further disclosure regarding the risks presented by developments in the industries we serve, and consolidations and rationalizations in the paper and steel industries, within the Risk Factors section. In future filings, we will provide within the MD&A additional disclosure of any significant trends affecting the industries we serve, the impact of any consolidations and rationalizations in the paper and steel industries and the associated risks to our business, to the extent they are reasonably likely to have a material effect on us. In addition, in future filings, we will ensure that all material risks listed elsewhere in the document are also discussed in the Risk Factors section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5.	We note your disclosure in the Risk Factors section, as well as on page 32, regarding the effect of energy costs on your business. Please provide a more fulsome discussion of the effects of energy costs on your margins and your ability to pass these costs on to your customers in each of your segments, in future filings.

Energy costs typically have the most significant impact in the production of our Processed Minerals and Specialty PCC products, but also affect the cost of raw materials purchased in our Paper PCC product line and Refractories Segment. The contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect the pass-through of increases in costs resulting from inflation, including energy. However, there is a time lag before such price adjustments can be implemented. The Company and its customers in both the Refractories Segment and Processed Minerals and Specialty PCC product lines will typically negotiate reasonable price adjustments in order to recover these escalating costs, but there can be no assurance that we will be able to recover increasing costs through such negotiations.  We typically discuss and quantify the impact on margins within each Segment of increased energy and material costs and pricing, if significant, within the commentary related to Operating Costs and Expenses, in Management's Discussion and Analysis of Financial Condition and Results of Operations.  In future filings, we will provide additional disclosure to the foregoing effect within the Inflation section of the MD&A and within the Risk Factors section.

*       *       *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1870 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Douglas T. Dietrich

Douglas T. Dietrich
Senior Vice President-Finance and Treasury and Chief Financial Officer